Filed by Stora Enso Oyj
                                                   Pursuant to rule 425 under
                                                   the Securities Act of 1933
                                                   Deemed filed pursuant to Rule
                                                   14a-12 of the Securities
                                                   Exchange Act of 1934


                                     Subject Company:  Consolidated Papers, Inc.
                                     Commission File No. 001-11359


THE FOLLOWING IS A SLIDE PRESENTATION GIVEN BY STORA ENSO OYJ BEGINNING ON MARCH 14, 2000

[slide 1]

                                                                STORAENSO [LOGO]
[GRAPHIC OMITTED]


                                         Stora Enso Acquires Consolidated Papers

[slide 2]

                                                                STORAENSO [LOGO]

Cautionary statement

This presentation relating to the proposed acquisition of Consolidated Papers, Inc. by Stora Enso Oyj contains certain statements that are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Consolidated Papers' reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed business combination transaction referenced herein, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso Oyj and Consolidated Papers, Inc. and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained from Stora Enso Oyj by contacting Stora Enso Oyj. Attention: Maija Harsu, Investor Relations, Kanavaranta 1, FIN-00101 Helsinki, Finland and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O.Box 8050, Wisconsin Rapids, Wisconsin 54495-8050.

Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

[slide 3]

                                                                STORAENSO [LOGO]

North America - Part of the Global Strategy

o Positions Stora Enso as a leader in the consolidation of the global forest industry

o Positions Stora Enso as a market leader in high margin, fast growing publication papers

o    Creates a powerful platform for future growth

                                                                STORAENSO [LOGO]

[slide 4]

Two World Class Companies

                                          Consolidated
EUR billion, 1999      Stora Enso         Papers          Combined
--------------------------------------------------------------------------------
Sales                      10.6             1.7             12.4

EBITDA                      2.3             0.3              2.6

Debt/equity ratio           0.9             0.6              0.8*

Paper and board capacity   13.3             2.0             15.3
`000 tonnes

No. of Employees         39.000           6.800           45.800

--------------------------------------------------------------------------------


*)  Adjusted for the sale of the power assets

[slide 5]

                               Strategic Rationale

[slide 6]

                                                                STORAENSO [LOGO]

Stora Enso - Combined With Consolidated Papers

o Leading market positions in each of three core product areas:

     -    publication papers (magazine paper and newsprint)

     -    fine paper

     -    packaging boards

o    Global presence with operations in

     -    Europe

     -    North America

     - Asia

o    Integrated, world class assets

[slide 7]

                                                                STORAENSO [LOGO]

Why Global?

o    To serve global customers

     -    be global, act local

o    To strengthen market position

     -    full access to world's largest paper markets

o    To enhance economies of scale

     -    global purchasing power

     -    market leadership

     -    global benchmarking

o    To enhance global operating flexibility

     -    currency

     -    resources: fibre and energy

     -    capacity utilization

     -    inventory management

[slide 8]

                                                                STORAENSO [LOGO]

Why Consolidated Papers?

o    Largest North American producer of coated printing paper

o    Excellent product match in fastest growing paper grades

o    Leading market positions in core grades

o Excellent sales and marketing network and market reputation in U.S. and Canada

o    Long-standing and high-quality customer base

o    Strong management team with extensive coated paper experience

[slide 9]

                                                                STORAENSO [LOGO]


Stora Enso's Leading Position
in Europe

[Pie Charts Reflecting the Following Information:

Coated Woodfree
         18%               (Total European Capacity 9.0 million mt/a)

Coated Mechanical
         21%               (Total European Capacity 8.4 million mt/a)

Uncoated Mechanical Incl. SC
         14%               (Total European Capacity 6.8 million mt/a) ]

[slide 10]


                                                               STORAENSO [LOGO]

Now a Leader in North America

[Pie Charts Reflecting the Following Information:

Coated Woodfree
         13%               (Total North American Capacity 5.4 million mt/a)

Coated Mechanical
         18%               (Total North American Capacity 5.2 million mt/a)

Uncoated Mechanical Incl. SC
         11%               (Total North American Capacity 5.0 million mt/a) ]

[slide 11]


                            Synergies and Integration

[slide 12]
                                                               STORAENSO [LOGO]


Integration Plans

o    Objective is to build on Consolidated Papers' track record and success

o    Stora Enso intends to utilize its experience from earlier mergers

o An integration team has been formed to ensure the successful combination of the two businesses, with start-up of March 22, 2000

[slide 13]

                                                               STORAENSO [LOGO]

Tasks of the Integration Team

Objective is to maximize synergies

o    Finance and IT

     -    accounting, financing, organizational set-up, IT-systems

o    Operations

     -    analysis of operational efficiency, measurements, etc.

     -    benchmarking

o    General

     -    purchasing, R&D, cost reduction plan

o    Human resources

     -    staffing

     -    mission, vision and values

[slide 14]

                                                               STORAENSO [LOGO]

Estimated Financial Synergies
2001 - 2002

USD million                                                2001       2002
--------------------------------------------------------------------------------

o    Best practices                                         50         60

     -    production efficiency

     -    cost savings

o    Optimization of sales and logistics                    30         40

     -    access to best distribution channels in USA

     -    European imports and Port Hawkesbury

--------------------------------------------------------------------------------
o    Purchasing                                             10        10
--------------------------------------------------------------------------------
                                                           90        110
Based on initial estimates and due diligence

[slide 15]

                                                               STORAENSO [LOGO]

Excellent Track Record in
Achieving Synergies

 [Graph Reflecting the Following Information:

                         Initial Estimate/year              Actual/year

Veitsiluoto              EUR 67 million/'96              EUR 81 million/'97

Holtzmann                EUR 29 million/'99              Over EUR 30 million/'99

Stora Enso (1 year)      EUR 50 million/'99              EUR 113 million/'99

Stora Enso               EUR 300 million/'02]

[slide 16]

                                                               STORAENSO [LOGO]

Near Term Impact of
Consolidated Papers Acquisition

o    First full year impact (2001)

     -    slightly dilutive to reported EPS

     -    accretive to cash EPS

o    Return exceeds the cost of capital of 9%

     -    CP's normalized operating profit

     -    synergies on combined businesses

     -    performance improvement programs

[slide 17]

                                                               STORAENSO [LOGO]

Financial Targets and Policies Remain Unchanged

o    Profitability

     -    target ROCE 13% over the cycle

     -    in 1999 ROCE 12.3% vs WACC 9%

o    Financial structure

     -    debt/equity ~ 0.8, expected to be reached in 2000

o    Share buy back

     -    5%, subject to AGM approval March 21

o    Dividend policy

     -    1/3 of net profit over the cycle

o    Future acquisitions

[slide 18]


                              Conclusion and Future

[slide 19]

                                                               STORAENSO [LOGO]

A Great Acquisition for Stora Enso

o    Moved early to establish its platform

o    New Geography:

     - leading European paper company expanding into world's largest paper market

o    Global Presence:

     -    increased global market presence provides stability and economies of scale

o    Narrow Product Line:

     -    excellent product match - narrow product mix focused on core grades

o    North American Platform:

     -    creates a powerful North American platform for future growth

o    Integration Expertise:

     -    proven track record successfully integrating acquired businesses

o    Liquid ADR:

     -    establishes a liquid USD 2 billion ADR program in U.S.

     -    new acquisition currency in USD

[slide 20]

                                                               STORAENSO [LOGO]

Paper Company Valuations Since Early 1999

Daly Data: Jan/01/1999 Through Mar/11/2000

[Graph illustrating changes in (a) Consolidated Papers enterprise value (in USD millions) on the left vertical axis and (b) Consolidated Papers per share value (in USD) on the right vertical axis in relation to changes in Stora Enso Series R share price (in EUR) on the horizontal axis. The graph shows that at a Stora Enso Series R share price of 12.15 EUR, approximately 164.5 million shares will be issued and at a Stora Enso Series R share price of 16.43 EUR, approximately
121.6 million Stora Enso Series R shares will be issued.]

Assumes parity in exchange rate between USD and EUR

[slide 21]

                                                               STORAENSO [LOGO]

Sensitivity of Value Received to Stora Enso Series R Market Price


[Graph illustrating changes in (a) Consolidated Papers enterprise value (in USD millions) on the left vertical axis and (b) Consolidated Papers per share value (in USD) on the right vertical axis in relation to changes in Stora Enso Series R share price (in EUR) on the horizontal axis. The graph shows that at a Stora Enso Series R share price of 12.15 EUR, approximately 164.5 million shares will be issued and at a Stora Enso Series R share price of 16.43 EUR, approximately
121.6 million Stora Enso Series R shares will be issued.]

 Assumes parity in exchange rate between USD and EUR

[slide 22]

                                                               STORAENSO [LOGO]

Preliminary timetable*

June     Distribute proxy material (F-4)

July     Extraordinary shareholder meetings of
         Stora Enso and Consolidated Papers

August   Closing of the deal and listing of
         the ADRs on the New York Stock Exchange

If ADRs are not registered and listed by October 31, 2000, Stora Enso will complete the transaction with 100% cash at $44 per share

* Subject to regulatory and SEC approvals. Process is longer than typical stock transactions due to the use of a new ADR program as acquisition consideration.

[slide 23]

                                                               STORAENSO [LOGO]

Conclusions

o    Platform for future growth

     -    further synergies through additional acquisitions

o    Global presence in core paper grades with highest market growth potential

o    Improved efficiency with low capital expenditure

o    An important strategic move crucial to long-term value

[slide 24]


                                   Additional

[slide 25]
                                                               STORAENSO [LOGO]


Consolidated Papers in 1999


Sales, USD million                           1.839

EBITDA, USD million                            353

Operating profit, USD million                  164

Capacity:  Total 2 million t/a (metric) of graphical papers

    Coated woodfree                        700.000

    Coated mechanical                      950.000

    SC-paper                               200.000

    Speciality papers                      150.000

Also owns kraft pulp mills, forest land and power assets

[slide 26]

                                                               STORAENSO [LOGO]

Stora Enso Figures After
the Acquisition


Balance sheet

                   Stora Enso       Consolidated     Combined        Combined
                                                    Pro forma       after sale
EUR billion         Dec-99          Dec-99            Dec-99         of power
--------------------------------------------------------------------------------

Fixed assets        11.8              2.7              17.2*           15.8

Working capital      1.6               -                1.6             1.6

Operating capital   13.4              2.7              18.8            17.4

Net tax liabilities -1.7             -0.4              -2.1            -2.0
--------------------------------------------------------------------------------
Capital employed    11.7              2.3               16.7           15.4

Shareholders equity  6.0              1.4                8.0            8.4

Minority interests   0.2               -                 0.2            0.2

Interest-bearing
net liabilities      5.5              0.9                8.5            6.8

Financing           11.7              2.3               16.7           15.4
--------------------------------------------------------------------------------
Debt/equity ratio    0.9              0.7                1.0            0.8

*) Includes EUR 2.8 billion of goodwill, associated with this acquisition

[slide 27]

                                                               STORAENSO [LOGO]

Stora Enso & Consolidated Papers Combined Capacity Figures

 [Pie Chart Reflecting the Following Information:

                                    Coated Woodfree           2,500
                                    Uncoated Woodfree         1,400
                                    Coated Mechanical         2,740
                                    Uncoated Mechanical       1,515
                                    Newsprint                 3,295
                                    Packaging Boards          3,420
                                    Specialties                 401]

                                                Total Capacity 15.3 million tons
                                                            focus on four grades

 Source:  Jaakko Poyry

[slide 28]

                                                               STORAENSO [LOGO]

Geographical Distribution of
Stora Enso's Paper & Board Production Capacity

 [Pie Chart Reflecting the Following Information:

                                    Finland          35%
                                    Sweden           24%
                                    North America    17%
                                    Germany          15%
                                    Other Europe      8%
                                    Asia              1%]

                                            Total Capacity 15.3 million tons

[slide 29]

                                                               STORAENSO [LOGO]

Combined Sales by Paper and Board Grades
 [Pie Chart Reflecting the Following Information:

                           Magazine Paper            22%
                           Newsprint                 13%
                           Fine Paper                21%
                           Packaging Boards          22%
                           Others                    24%]

                                                     EUR 12.4 billion

 Source:  Jaakko Poyry

[slide 30]

                                                               STORAENSO [LOGO]

Largest Shareholders in Stora Enso (Including Consolidated)

if 140 million shares issued        % of shares      % of votes
--------------------------------------------------------------------------------
1.      Finnish State                  15.2             22.9

2.      Investor AB                    8.6              22.9

3.      Robur                          6.1               2.0

4.      Extended Mead Family           5.7               1.8

5.      Franklin Resources Inc.       4.1                1.6

6.      Social Insurance
        Institution of Finland        3.1                8.7

7.      Sampo-Varma Group             2.2                7.3

8.      Fourth General Pension Fund   1.8                2.9

9.      Sanford C. Bernstein
        (Asset Mgmt.)                 1.4                 0.5

10.     SPP Insurance Company         0.9                 0.3


Assumes 50% / 50% cash/share distribution for all shareholders

[slide 31]

                                                               STORAENSO [LOGO]

EPS Combination Analysis

Salomon Smith Barney Research Pre-transaction Estimates for EPS in 2001*

EUR                                      EPS               Cash EPS
--------------------------------------------------------------------------------
Stora Enso                              1.85                 1.95

Consolidated Papers                     3.52                 3.63
--------------------------------------------------------------------------------
Pro forma Stora Enso                   1.80                  1.98

with synergy benefits of USD 90 million**
--------------------------------------------------------------------------------
Accretion/(dilution)                  (0.05)                 0.03

%                                     (2.6%)                 1.0%

*)    Assumes USD 1.00: EUR 1.02
**) Pro forma reported EPS includes approximately USD 65 million in incremental amortization of goodwill (40 years)

[slide 32]

                                                               STORAENSO [LOGO]

Terms of the Transaction

Price:                    USD 44 per share

Equity value:             EUR 4.1 billion/USD 4.0 billion

Enterprise value:         EUR 4.9 billion/USD 4.8 billion

Form of consideration:    50% cash/50% Stora Enso ADRs

Exchange ratio:           Varies depending on Stora Enso's
                          Series R share price prior to closing,
                          subject to a collar of USD 12.15 -
                          USD 16.43 per share, outside of
                          these share prices, the exchange
                          ratio is fixed and the value varies

[slide 33]

                                                               STORAENSO [LOGO]

Terms of the Transaction

o Each ADR will represent one Stora Enso Series R share to be issued at closing

o Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive a 15.5% economic interest and 5.0% of the vote in Stora Enso

o Significant cash component while maintaining tax deferral on share portion to US investors

[slide 34]

                                                               STORAENSO [LOGO]

Indicative Value Received Per Share of Consolidated Papers

  Stora Enso                          Implied Value

  Share Price*           Per CDP Share     of Enterprise
--------------------------------------------------------------------------------
  EUR 10.00               USD 40.11          USD 4,518
  EUR 11.00               USD 41.92          USD 4,683
  EUR 12.15               USD 44.00          USD 4,872
  EUR 14.29               USD 44.00          USD 4,872
  EUR 16.43               USD 44.00          USD 4,872
  EUR 17.50               USD 45.43          USD 5,003
  EUR 18.50               USD 46.77          USD 5,125
--------------------------------------------------------------------------------

* Assumes parity in exchange rate between USD and EUR

[slide 35]

                                                               STORAENSO [LOGO]

Access to World's Largest
Paper Markets
Demand forecast 2000

[Pie Charts Reflecting the Following Information:

Coated Mechanical      North America        36%         Total 15.01 million t/a
                       Europe               45%
                       Japan                12%
                       Other Asia           4%
                       Others               3%

Coated Woodfree        North America        18%         Total 23.92 million t/a
                       Europe               37%
                       Japan                18%
                       Other Asia           16%
                       Others               5%

Uncoated Mechanical    North America        38%         Total 14.06 million t/a
                       Europe               42%
                       Japan                12%
                       Other Asia           4%
                       Others               4%]

 Source:  EMGE

[slide 36]

                                                              STORAENSO [LOGO]

Industry Market Structure in
North America

 [Chart Reflecting the Following Information:

                                   growth / annum            Top 5              Total capacities
                                                        capacity share

Newsprint                          - 0.1 %                   64 %              16 million tons/a
Uncoated woodfree                  1.9 %                     62 %              14 million tons/a
Containerboards                    2.3 %                     52 %              33 million tons/a
                                                                                5 million tons/a
Uncoated groundwood                2.7 %                     57 %
               (incl. SC)
Coated Groundwood                  3.0 %                     67 %               5 million tons/a
Coated Woodfree                    3.6 %                     62 %               5 million tons/a]

 Circle area describes total capacity


 Source: Jaakko Poyry

[slide 37]

                                                              STORAENSO [LOGO]

Estimated Global Demand Growth for Paper and Paperboard by Grade 1996-2010


[Bar Graph illustrating percentage market growth per annum on the vertical axis and percentage share of consumption in 1996 on the horizontal axis for each of the following: Newsprint, Uncoated Mechanical, Coated Mechanical, Uncoated Woodfree, Coated Woodfree, Tissue, Corrugating Materials, Sack Paper, Cartonboards, Other Grades.]

 Source:  Jaakko Poyry

[slide 38]

                                                              STORAENSO [LOGO]

Largest Forest Products Companies Worldwide by Revenue

 [Bar Graph Reflecting Following Information:


Company                  Revenue

International Paper           24386
Georgia-Pacific               20956
Weyerhaeuser                  13877

Champion International        13405
Stora Enso (incl.
            Consolidated)     12498
Oji                           10868
Nippon Paper                   8168
SCA                            7485
Smurfit Stone                  7019
Willamette                     3916


                               MUSD

 Source: Salomon Smith Barney estimates for fiscal year 1999

[slide 39]

                                                              STORAENSO [LOGO]

Largest Paper & Board Producers in the World (2000/1Q)

 [Bar Graph Reflecting Following Information:

                                     Percentage        Capacity `000 t (metric)

Stora Enso (incl. Consolidated)      4.5 %                       15270
International Paper                  4.0 %                       13570
Champion International               3.6 %                       12011
Oji                                  2.2 %                        7275
Abitibi (incl. Donahue)              2.1 %                        7168
Smurfit Stone                        2.1 %                        7143
Georgia Pacific                      2.1 %                        7083
Nippon Paper                         1.8 %                        6082
SCA                                  1.8 %                        6031
Asia Pulp & Paper                    1.7 %                        5624]

 Percentage figures refer to share of capacity

 Source:  Jaakko Poyry, Stora Enso

[slide 40]

                                                              STORAENSO [LOGO]

Largest Coated Paper Producers in North America

 [Bar Graph Reflecting Following Information:

                                         Percentage     Capacity `000 t (metric)

Stora Enso (incl. Consolidated)          15.6 %                   1687
Champion International                   15.4 %                   1662
Mead                                      9.7 %                   1048
Sappi                                     9.1 %                    980
International Paper                       7.5 %                    810]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 41]

                                                              STORAENSO [LOGO]

Largest Coated Mechanical Paper Producers in North America


[ [Bar Graph Reflecting Following Information:

                                      Percentage        Capacity `000 t (metric)

Champion International                21.3 %                     1112
Stora Enso (incl. Consolidated)       18.1 %                      945
Mead                                   9.8 %                      515
International Paper                    9.6 %                      500
Repap                                  8.6 %                      450]


 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 42]

                                                              STORAENSO [LOGO]

Largest Uncoated Mechanical Paper Producers in North America


 [Bar Graph Reflecting Following Information:

                                      Percentage        Capacity `000 t (metric)

Abitibi (incl. Donahue)               28.0 %                       1375
Stora Enso (incl. Consolidated)       11.6 %                        570
Alliance Forest Products Inc.          7.0 %                        345
Pacifica                               5.5 %                        270
Great Northern Paper                   5.3 %                        263]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 43]

                                                             STORAENSO [LOGO]

Largest Coated Woodfree Paper Producers in North America


 [Bar Graph Reflecting Following Information:

                                   Percentage      Capacity `000 t (metric)

Sappi                               17.6 %                     980
Stora Enso (incl. Consolidated)     13.4 %                     742
Westvaco                            11.0 %                     613
Champion International               9.9 %                     550
Mead                                 9.6 %                     533]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 44]

                                                             STORAENSO [LOGO]

Largest Coated Mechanical Producers in the World (2000/1Q)


 [Bar Graph Reflecting Following Information:

                                        Percentage      Capacity `000 t (metric)

Champion International                   23.1 %                    3714
Stora Enso (incl. Consolidated)          17.1 %                    2740
Burgo                                     5.6 %                     900
Metsaliitto                               4.6 %                     735
Oji                                       4.3 %                     693
Myllykoski                                3.4 %                     545
Mead                                      3.2 %                     515
International Paper                       3.1 %                     500
Repap                                     2.8 %                     450
Sappi                                     2.6 %                     425]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 45]

                                                             STORAENSO [LOGO]

Largest Uncoated Mechanical Producers in the World (2000/1Q)


 [Bar Graph Reflecting Following Information:

                                       Percentage       Capacity `000 t (metric)

Stora Enso (incl. Consolidated)        13.7 %                       1860
Champion International                 12.0 %                       1625
Abitibi (incl. Donahue)                10.1 %                       1375
Myllykoski                              6.0 %                        820
Norske Skog                             4.3 %                        590
Haindl                                  3.2 %                        430
Daishowa                                2.7 %                        370
Fletcher Challenge                      2.6 %                        360
Alliance                                2.5 %                        345
SCA                                     2.4 %                        330]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 46]

                                                             STORAENSO [LOGO]

Largest Coated Woodfree Producers in the World (2000/1Q)

 [Bar Graph Reflecting Following Information:

                                       Percentage     Capacity `000 t (metric)

Sappi                                   10.9 %                  2818
Stora Enso (incl. Consolidated)          9.7 %                  2500
Asia Pulp & Paper                        5.8 %                  1509
Champion International                   5.0 %                  1300
Oji                                      4.8 %                  1250
Metsaliitto                              4.4 %                  1135
Lecta Europe                             4.3 %                  1116
Nippon Paper                             3.1 %                   794
International Paper                      2.8 %                   730
Burgo                                    2.8 %                   730]

 Percentage figures refer to share of capacity

 Source: Jaakko Poyry, Stora Enso

[slide 47]

                                                             STORAENSO [LOGO]

Stora Enso - Mill Locations


         [MAP ILLUSTRATING LOCATIONS OF STORA ENSO'S MILLS]

[Consolidated Papers Mills, Stora Enso Mills and Stora Enso Saw Mills are designated by different colors.]

[slide 48]

                                                             STORAENSO [LOGO]

Decline in Valuation of Paper Companies Since Early January Peak


 Daily Data: Jan/11/2000 Through Mar/11/2000

 [Graph Illustrating change in price as Percent of Base Period on the vertical axis and period from January 11, 2000 through March 11, 2000 on the horizontal axis for the following companies: Stora Enso, International Paper, UPM-Kymmene and Abitibi-Consolidated. February 22, 2000, the date on which transaction between Stora Enso and Consolidated Papers was announced, is indicated by a vertical line.]